Exhibit 99.1

BriaCell Announces Insiders’ Intention to Purchase up to 10% of Public Market Securities

●	Insiders intend to acquire up to approximately 10% of BriaCell’s basic common shares, or 1.59 million shares
●	Corporate buyback program will continue; 501,703 shares and 143,236 warrants repurchased since program commencement
●	$5.1 million proceeds received via warrant exercises since November 1, 2021

NEW YORK and VANCOUVER, British Columbia, December 16, 2021— BriaCell Therapeutics Corp. (Nasdaq: BCTX, BCTXW) (TSX-V:BCT) (“BriaCell” or the “Company”), a clinical-stage biotechnology company specializing in targeted immunotherapies for advanced breast cancer and other cancers, announces that certain members of its Board of Directors and Management team (the “Insiders”) have informed the Company of their intention, on an individual basis and not in concert, to use their personal funds to purchase approximately 10% of the Company’s basic common shares outstanding.

The Insiders may purchase approximately 1.59 million common shares and/or publicly-listed common share purchase warrants (the “Securities”) on the open market, representing approximately 10% of basic common shares outstanding within the six month period commencing January 31, 2022. Any Insider purchase will be conducted in compliance with the Company’s insider trading policy and Insiders will meet the SEC and TSX Venture reporting obligations.

Insiders’ proposed purchases may be conducted through open-market transactions at prevailing market prices and/or through other legally permissible means, subject to the market conditions and in compliance with applicable securities laws, rules and regulations. The timing and dollar amount of Insiders’ purchases may vary individually. BriaCell’s Board of Directors will be reviewing the program periodically and may suspend or discontinue the program.

BriaCell Corporate Buyback Program Will Continue

Purchases of Securities by Insiders may coincide with BriaCell’s ongoing normal course issuer bid (the “Buyback”), being executed through the Company’s independent advisor and dealer manager Independent Trading Group (ITG) Inc. BriaCell has internal governance procedures in place to execute the Company’s Buyback repurchases independently from any Insiders’ purchase of Securities.

Pursuant to the Buyback program announced Sept. 9, 2021, BriaCell has repurchased an aggregate of 501,703 common shares (the “Common Shares”) and 143,236 publicly traded BCTXW warrants (the “Listed Warrants”). As announced, BriaCell may purchase through the facilities of the TSX-V, Nasdaq or alternative exchanges (i) up to 1,341,515 Common Shares and (ii) up to 411,962 publicly traded BCTXW Listed Warrants in aggregate, comprising 10% of the “public float” as of September 8, 2021, over a 12 month period.

BriaCell’s cash balance as of October 31, 2021 was $55.5 million with no debt outstanding. The Buyback program will in no way interfere with BriaCell’s ambitious growth plans to expand into previously-announced areas of cancer immunotherapy and/or advance its current breast cancer clinical trials. BriaCell believes the optimal use of its excess capital remains to repurchase its own securities to further enhance value for shareholders.

Separately, since November 1, 2021, BriaCell has received approximately $5.1 million in proceeds from investors via exercise of 833,065 common share purchase warrants (“Warrants”) at an average weighted exercise price of $6.16 per common share. The Company expects to use the net proceeds of the Warrant exercises to further advance its clinical and research and development pipeline and for general corporate purposes.

About BriaCell Therapeutics Corp.

BriaCell is an immuno-oncology focused biotechnology company developing targeted and effective approaches for the management of cancer. More information is available at https://briacell.com/.

Safe Harbor

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on BriaCell’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully under the heading “Risks and Uncertainties” in the Company’s most recent Management’s Discussion and Analysis, under “Risks and Uncertainties” in the Company’s other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements contained in this announcement are made as of this date, and BriaCell Therapeutics Corp. undertakes no duty to update such information except as required under applicable law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact Information

Company Contact:

William V. Williams, MD

President & CEO

1-888-485-6340

info@briacell.com

Media Relations:

Jules Abraham

Director of Public Relations

CORE IR

917-885-7378

julesa@coreir.com

Investor Relations Contact:

CORE IR

investors@briacell.com